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                       AMENDMENT TO THE
             GLOBUS CELLULAR & USER PROTECTION,
             LTD. 1996 NON-STATUTORY STOCK OPTION
             PLAN


Paragraph 4 entitled Stock Reserved for this Plan, shall be amended to read in its entirety as follows:

Subject to adjustment as provided in Paragraph 9 below, a total of One Million (1,000,000) shares of Common Stock, $.001 par value per share ("Stock"), of the Company shall be subject to this Plan. The Stock subject to this Plan shall consist of unissued shares or previously issued shares reacquired and held by the Company or any Affiliated Corporation, and such amount of shares shall be and is hereby reserved for sale for such purpose. Any of such shares which may remain unsold and which are not subject to outstanding NSOs at the termination of this Plan shall cease to be reserved for the purpose of this Plan, but until termination of this Plan, the Company shall at all times reserve a sufficient number of shares to meet the requirements of this Plan. Should any NSO expire or be canceled prior to its exercise in full, the unexercised shares theretofore subject to such NSO may again be subjected to an NSO under this Plan.


CERTIFICATION OF PLAN ADOPTION


I, the undersigned Secretary of this Corporation, hereby certify that the foregoing amendment to the 1996 Non-Statutory Stock Option Plan was duly approved by the requisite number of holders of the issued and outstanding common stock of this corporation as of August 18, 1997.


/s/Dr. Ron Armstrong
-----------------------------
Dr. Ron Armstrong, Secretary


(SEAL)